UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 17)

ALBANY INTERNATIONAL CORP.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

012 348 108

(CUSIP Number)

J. S. Standish Company, 120 W. Tupper Street, Buffalo, NY 14201 (716) 853-8761

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J. S. Standish Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Standish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 749
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 749
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christine L. Standish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,430
	8	SHARED VOTING POWER 50,000
	9	SOLE DISPOSITIVE POWER 7,430
	10	SHARED DISPOSITIVE POWER 50,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,430
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Standish Family Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D/A

ITEM 1. Security and Issuer.

The title of the class of securities to which this statement relates is the Class A Common Stock, $.001 par value per share (“Class A Common Stock”), of Albany International Corp., a Delaware corporation (the Company”). The address of the principal executive office of the Company is 216 Airport Drive, Rochester, NH 03867.

This Amendment No. 17 is being filed to reflect the consummation by J.S. Standish Company and Standish Family Holdings, LLC (collectively, the “Selling Stockholders”) of the sale, through a secondary offering (the “Secondary Offering”), of an aggregate of 1,566,644 shares of Class A Common Stock (into which shares of Class B Common Stock, par value $0.001 per share (“Class B Common Stock”) automatically converted upon such sale) pursuant to an Underwriting Agreement (the “Underwriting Agreement”), dated August 5, 2021, by and among the Company, the Selling Stockholders and J.P. Morgan Securities LLC as underwriter (the “Underwriter”).

This is the final amendment to the Schedule 13D and constitutes an exit filing for the Selling Stockholders and other reporting persons.

ITEM 2. Identity and Background.

(a), (b) This statement is being filed by the J. S. Standish Company, Christine L. Standish, John C. Standish and Standish Family Holdings, LLC. The address of the J. S. Standish Company is 120 W. Tupper Street, Buffalo, New York 14201. The address of Christine L. Standish is c/o Standish Family Holdings, LLC, 120 W. Tupper Street, Buffalo, New York 14201. The address of John C. Standish is c/o Standish Family Holdings, LLC, 120 W. Tupper Street, Buffalo, New York 14201. The address of Standish Family Holdings, LLC is 120 W. Tupper Street, Buffalo, New York 14201. The J. S. Standish Company is a corporation, the current directors and/or executive officers of which are John C. Standish, Christine L, Standish, Thomas R. Beecher, Jr. and Lee C. Wortham. Standish Family Holdings, LLC is a limited liability company, and the J. S. Standish Company, as manager, has sole voting and investment control over the shares reported on this statement as being held by Standish Family Holdings, LLC.

John C. Standish and William M. Doyle Jr., are currently serving as Co-Trustees of the JSS Trust for John C. Standish U/A/D 8/22/97 (the “JSS Trust for John”) which owns 50% of the shares of the J.S. Standish Company. William M. Doyle Jr., as sole Investment Advisor of the JSS Trust for John, has investment and voting control over the shares of the J.S. Standish Company owned by the JSS Trust for John.

John C. Standish and William M. Doyle Jr. are currently serving as the Co-Trustees of the JSS Trust for Christine L. Standish U/A/D 8/22/97 (the “JSS Trust for Christine”) which owns 50% of the shares of the J.S. Standish Company. William M. Doyle Jr., as sole Investment Advisor of the JSS Trust for Christine, has investment and voting control over the shares of the J.S. Standish Company owned by the JSS Trust for Christine. Myles Private Trust Company LLC is currently serving as the Trustee of the Discretionary Trust for Christine L. Standish U/A/D 6/21/83 (the “Discretionary Trust for Christine”). Myles Private Trust Company LLC, as sole Investment Advisor of the Discretionary Trust for Christine, has investment and voting control over the shares of Class A Common Stock beneficially owned by the Discretionary Trust for Christine.

The address of Thomas R. Beecher, Jr. and Lee C. Wortham is Barrantys LLC, 120 West Tupper Street, Buffalo, NY 14201. The address of William M. Doyle is Winston & Strawn LLP, 35 W. Wacker Drive, Chicago, IL 60601-9703.

(c) The principal business of each of J.S. Standish Company and Standish Family Holdings, LLC is investments. John C. Standish’s principal occupation is Chairman and CEO of J. S. Standish Co. Christine L. Standish’s present principal occupation is President of J. S. Standish Co. Thomas R. Beecher’s principal occupation is Chairman of Barrantys LLC, which provides wealth advisory services to individuals and families. Lee C. Wortham’s principal occupation is chief operating officer in Barrantys LLC. William Doyle is a partner in the law firm of Winston & Strawn LLP.

(d), (e) During the last five years none of J. S. Standish Company, John C. Standish, Christine L. Standish, Standish Family Holdings, ,Thomas R. Beecher, Jr., Lee C. Wortham or William M. Doyle has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of John C. Standish, Christine L. Standish, Thomas R. Beecher, Jr., Lee C. Wortham and William M. Doyle is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.

Upon consummation of the Secondary Offering, J.S. Standish Company no longer beneficially owns shares of Class A Common Stock.

Of the 749 shares beneficially owned by John C. Standish, (i) 11 shares are owned by his wife (Mr. Standish disclaims beneficial ownership of such shares), (ii) 100 shares were acquired by him on August 10, 2021 upon conversion of an equal number of shares of Class B Common Stock that were acquired by gift from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company, and (iii) 638 shares held by Mr. Standish (previously an employee of the Company) in his accounts in the Company’s 401(k) retirement savings and employee stock ownership plans were acquired as the result of Company matching and profit-sharing contributions pursuant to the terms of such plans.

Of the 57,430 shares beneficially owned by Christine L. Standish, (i) 6,966 shares owned directly were acquired pursuant to the Company’s Directors Annual Retainer Plan or as stock dividends on such shares, (ii) 100 shares were acquired by her on August 10, 2021 upon conversion of an equal number of shares of Class B Common Stock that were acquired by gift from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company, (iii) 364 shares held by Ms. Standish (previously an employee of the Company) or her husband in their respective accounts in the Company’s 401(k) retirement savings and employee stock ownership plans were acquired as the result of Company matching and profit-sharing contributions pursuant to the terms of such plans, and (iv) 50,000 shares were issued on August 10, 2021 upon conversion of an equal number of shares of Class B Common Stock held by the Discretionary Trust for Christine, which were acquired by distribution from Standish Family Holdings, LLC on August 5, 2021.

Upon consummation of the Secondary Offering, Standish Family Holdings, LLC no longer beneficially owns shares of Class A Common Stock.

Thomas R. Beecher, Jr., owns 100 shares of the Company’s Class A Common Stock, all of which were acquired either with his own funds, or from the Company as director retainer shares (Mr. Beecher previously served as a Director of the Company) or as stock dividends.

Lee C. Wortham owns 5,649 shares of the Company’s Class A Common Stock, all of which were acquired as director retainer shares or as stock dividends. Mr. Wortham served as a director of the Company until August 10, 2021.

ITEM 4. Purpose of Transaction.

This Amendment No. 17 is being filed to reflect the consummation by the Selling Stockholders of the sale, through the Secondary Offering, of an aggregate of 1,566,644 shares of Class A Common Stock (into which shares of Class B Common Stock automatically converted upon such sale), pursuant to an Underwriting Agreement, dated August 5, 2021, by and among the Company, the Selling Stockholders and the Underwriter.

ITEM 5. Interest in Securities of the Issuer.

(a)(1) The J. S. Standish Company beneficially owns no shares of Class A Common Stock.

(2) John C. Standish beneficially owns 749 shares of Class A Common Stock, of which (i) 11 shares are owned by his spouse (Mr. Standish disclaims beneficial ownership of such shares), (ii) 100 shares were issued to him on August 10, 2021 upon conversion of an equal number of shares of Class B Common Stock, and (iii) 638 shares are held by Mr. Standish (previously an employee of the Company) in his accounts in the Company’s 401(k) retirement savings and employee stock ownership plans.

(3) Christine L. Standish beneficially owns 57,430 shares of Class A Common Stock, of which (i) 6,966 shares are owned directly, (ii) 100 shares were issued to her on August 10, 2021 upon conversion of an equal number of shares of Class B Common Stock, (iii) 364 shares are held by Ms. Standish (previously an employee of the Company) or her husband, in their respective accounts in the Company’s 401(k) retirement savings and employee stock ownership plans and (iv) 50,000 shares were issued on August 10, 2021 upon conversion of an equal number of shares of Class B Common Stock held by the Discretionary Trust for Christine, which were acquired by distribution from Standish Family Holdings, LLC on August 5, 2021.

(4) Standish Family Holdings, LLC beneficially owns no shares of Class A Common Stock.

(5) Thomas R. Beecher, Jr., owns 100 shares of the Company’s Class A Common Stock.

(6) Lee C. Wortham owns 5,649 shares of the Company’s Class A Common Stock.

(b) Each of the persons named in clause (a) of this Item 5 has sole voting and dispositive power with respect to the shares of Class A Common Stock reported as beneficially owned by such person, except as described above.

(c) – (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Secondary Offering, the Selling Stockholders entered into the Underwriting Agreement (as described above). The foregoing summary of the terms of the Underwriting Agreement is not a complete description thereof and is qualified in its entirety by the full text of such agreement, which is filed as Exhibit 99.1. On August 10, 2021, Christine L. Standish and Lee C. Wortham resigned from the Company’s board of directors.

ITEM 7. Material to be Filed as Exhibits.

99.1.	Underwriting Agreement, dated August 5, 2021, by and among the Company, the Selling Stockholders and the Underwriter (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 5, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2021	August 10, 2021
Date	Date

/s/ John C. Standish	/s/ Christine L. Standish
John C. Standish	Christine L. Standish

J. S. STANDISH COMPANY

Date: August 10, 2021

By	/s/ Christine L. Standish
Christine L. Standish
President

STANDISH FAMILY HOLDINGS, LLC

Date: August 10, 2021

By	/s/ Christine L. Standish
Christine L. Standish
President – J. S. Standish Co.
Manager